UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

BAJA MINING CORP.

(Name of Issuer)

Common Shares, Without Par Value

(Title of Class of Securities)

05709R103

(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13D AMENDMENT NO. 13 AMENDS AND RESTATES IN ITS ENTIRETY THE PREVIOUSLY FILED SCHEDULE 13D, AS AMENDED BY AMENDMENT NO. 1 THROUGH AMENDMENT NO. 12, OF MOUNT KELLETT CAPITAL MANAGEMENT LP WITH RESPECT TO BAJA MINING CORP.

Cusip No.	05709R103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	67,421,117*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	19.8%*

14.	Type of Reporting Person (See Instructions): IA

*As of April 26, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Company”). Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Based on the Company’s Annual Information Form for the year ending December 31, 2011, dated March 30, 2012, that was filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 40-F, as of March 30, 2012, there were 339,963,025 issued and outstanding Common Shares. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.8% of the Common Shares issued and outstanding as of the Filing Date. In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

THIS SCHEDULE 13D AMENDMENT NO. 13 AMENDS AND RESTATES IN ITS ENTIRETY THE PREVIOUSLY FILED SCHEDULE 13D, AS AMENDED BY AMENDMENT NO. 1 THROUGH AMENDMENT NO. 12, OF MOUNT KELLETT CAPITAL MANAGEMENT LP WITH RESPECT TO BAJA MINING CORP.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common shares, without par value (the “Common Shares”), of Baja Mining Corp., a corporation organized under the laws of the Province of British Columbia, Canada (the “Company”). The principal executive offices of the Company are located at 500 – 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

Item 2. Identity and Background.

This statement is being filed by Mount Kellett Capital Management LP (the “Reporting Person”), a Delaware limited partnership, whose business address is 623 Fifth Avenue, 18th Floor, New York, New York 10022. The Reporting Person is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The Reporting Person provides investment advisory and other services to, among other parties, Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”). The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Fund. Mark McGoldrick serves as the Chief Investment Officer of the Reporting Person and, in such capacity, exercises voting control and dispositive control over all securities, which may be deemed to be beneficially owned by the Reporting Person, including those held by the Fund.

Neither the Reporting Person, Mr. McGoldrick nor any other senior executives employed by the Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Common Shares described in this Schedule 13D came from the assets of the Fund. The aggregate amount of funds used to make the purchases of the Common Shares described in this Schedule 13D was $81,030,118.

Item 4. Purpose of Transaction.

The Reporting Person, on behalf of the Fund, acquired and holds the Common Shares reported in this Schedule 13D for investment purposes and in pursuit of its investment objectives with respect to the Company as described herein.

The Reporting Person, on behalf of the Fund, has reviewed with deep concern the recent announcements by the Company concerning both the projected $246 million cost overrun for the Company’s Boleo project (or a total of $438 million after exhausting existing contingency and cost overrun facilities of approximately $192 million) and the resignation of four (4) of the Company’s seven (7) directors a mere three (3) weeks following the Company’s April 3, 2012 Special Meeting of Shareholders. The Reporting Person is particularly concerned that, pursuant to the Boleo project’s financing facilities, in the absence of waivers from the project’s lenders, the Company has sixty (60) days after it received notice or has knowledge of the projected cost overruns to raise sufficient capital to fund the shortfall.

The Reporting Person, on behalf of the Fund, notes that, as at the close of trading on April 26, 2012, the price of the Common Shares has fallen approximately fifty-seven percent (57%) in response to these announcements, and, as a result, the Reporting Person, on behalf of the Fund, is very concerned that the shareholders of the Company are at substantial risk that the three (3) member board of directors of the Company, led by Mr. John Greenslade, may pursue transactions that are highly dilutive to shareholders and/or that are not in the shareholders’ long-term best interests. These concerns are heightened by the April 23, 2012 statement publicly released by two (2) of the resigning directors, Messrs. Thomas Ogryzlo and Wolf Seidler, stating that they were resigning because they could no longer assure the Company’s shareholders of the governance that they deserved. The Reporting Person is also concerned about the lack of public information necessary for shareholders, other investors and analysts to make an informed judgment about the Company and its prospects. The Reporting Person calls upon the Company’s executive officers and board of directors to immediately and publicly release information and documents regarding the Boleo project cost overruns including the cost forecast and analysis prepared by, the Reporting Person believes, ICA Fluor.

The Reporting Person, on behalf of the Fund, has contacted Mr. Greenslade to offer its financial support to the Company, either alone or in conjunction with other investors, as a component of a comprehensive solution to the Company’s financial and corporate governance issues. As explained to Mr. Greenslade, any such support would necessarily be contingent upon the conduct by the Reporting Person, on behalf of the Fund, of due diligence regarding the cost to completion of the Boleo project. The Reporting Person, on behalf of the Fund, is ready to commence that due diligence immediately. To date, the Company has not expressed any interest in providing the Reporting Person with the necessary access to conduct due diligence despite the Company’s need to move quickly to secure the necessary capital to fund the shortfall caused by the Boleo project cost overruns.

The Reporting Person has no confidence in Mr. Greenslade and believes that the remaining members of the board of directors (and additional directors that may be appointed to the board of directors by Mr. Greenslade to fill current vacancies) will be too conflicted to properly make the critical decisions that will be required of the Company’s board of directors in the coming weeks. The Reporting Person notes that six (6) independent directors have resigned from the Company’s board of directors in the last twelve (12) months, indicating that independent directors generally have found working with Mr. Greenslade to be overwhelmingly difficult. As a result, the Reporting Person has rejected as wholly inadequate an offer made by Mr. Greenslade on April 25, 2012 that the Reporting Person appoint one (1) person not employed by the Reporting Person to be a member of the Company’s board of directors.

The Reporting Person believes that Mr. Greenslade should immediately resign as a director and officer of the Company, and that the board of directors should be immediately reconstituted to include Messrs. Lorie Waisberg and Stephen Lehner, the two nominees of the Reporting Person proposed at the April 3, 2012 Special Meeting of Shareholders, as well as two (2) experienced independent directors satisfactory to the Reporting Person and other significant shareholders. The Reporting Person believes that it is self-evident that had the Boleo project cost overruns and the corporate governance concerns of Messrs. Ogryzlo and Seidler been disclosed to the Company’s shareholders prior to the April 3, 2012 Special Meeting of Shareholders, Messrs. Waisberg and Lehner would have been overwhelming elected to the Company’s board of directors.

On April 26, 2012, the Reporting Person, on behalf of the Fund, delivered a letter to the Company’s board of directors and issued a press release, copies of which are attached to this Schedule 13D as Exhibit 7.23 and Exhibit 7.24, respectively. The letter and press release, among other things, calls for the resignation of Mr. Greenslade as a director and officer of the Company and for the board of directors to be reconstituted, seeks the full and immediate disclosure of documents and information relating to the Boleo project cost overruns, and renews the Reporting Person’s offer of financial support to the Company.

In addition, on April 24, 2012, the Reporting Person delivered a letter to the Toronto Stock Exchange, a copy of which is attached to this Schedule 13D as Exhibit 7.25. The letter, among other things, opposes any effort on the part of Mr. Greenslade and the board of directors of the Company to postpone the Annual General Meeting of Shareholders scheduled for June 21, 2012. In addition, through its legal counsel, the Reporting Person has requested that the Toronto Stock Exchange and the British Columbia Securities Commission urgently conduct disclosure reviews of the Company, focusing particularly on when the Company’s senior management knew of the material cost overruns at the Boleo project and the timing of the disclosure of the resulting material adverse change.

The Reporting Person, on behalf of the Fund, intends to continue to monitor closely the actions (or inaction) of the board of directors and management of the Company. Based upon its view of those actions (or inaction), the Reporting Person, on behalf of the Fund, anticipates that it would take all such actions that may be necessary or desirable to protect the interests of the Fund and/or its fellow shareholders with respect to the Company, and, if necessary, to obtain redress for any damages that may be suffered as a result. To that end, on April 26, 2012, in anticipation of possible litigation, the Reporting Person delivered a letter to the Company, a copy of which is attached to this Schedule 13D as Exhibit 7.26. The letter, among other things, demands that the Company preserve all documents with respect to the matters set forth in this Schedule 13D and other related matters.

The descriptions of the letters and the press release set forth above are qualified in their entirety by reference to the complete copies of the documents that are attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

The Reporting Person, on behalf of the Fund, will continue in its attempt to have constructive discussions with the Company, either separately or together with third parties, and/or with other persons, with respect to its investment and other interests in the Company, the potential financial support described herein, and other governance issues regarding the Company, and may from time to time formulate or recommend plans or make proposals in furtherance of these objectives in addition to those described above. In addition to the foregoing, the Reporting Person, on behalf of the Fund, expects to continuously evaluate and assess the Company and the performance of the Common Shares, including but not limited to with respect to the matters described in this Schedule 13D. Based upon such evaluation and assessment, the Reporting Person, on behalf of the Fund, may, among other things, (i) acquire additional securities of the Company (which acquisition of Common Shares could be effectuated without limitation, pursuant to private transactions with the Company or third parties, open market purchases or cash tender offers) and/or dispose of the Common Shares that the Fund currently holds, (ii) communicate with other shareholders of the Company, or other persons, regarding the composition of the Company’s current board of directors and the Company’s current executive officers, as well as other matters regarding the management, operation and affairs of the Company, (iii) solicit proxies, to be used at either the Company’s Annual General Meeting of Shareholders, or at a Special Meeting of Shareholders, for one or more purposes, including but not limited to the election of one or more nominees of the Reporting Person and/or such other persons (which may include one or more representatives of the Reporting Person) to the board of directors of the Company and/or (iv) take such other actions as the Reporting Person, on behalf of the Fund, may determine from time to time. Any such actions will depend upon a variety of factors that the Reporting Person may deem relevant from time to time.

Item 5. Interest in Securities of the Issuer.

Based on the Company’s Annual Information Form for the year ending December 31, 2011, dated March 30, 2012, that was filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 40-F, as of March 30, 2012, there were 339,963,025 issued and outstanding Common Shares. As of April 26, 2012 (the “Filing Date”), the Fund holds 67,421,117 Common Shares. The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.8% of the Common Shares issued and outstanding as of the Filing Date.

In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

There were no transactions in the Common Shares (or securities convertible into, exercisable for or exchangeable for Common Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to April 25, 2012, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person, or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, and any other person or entity.

Item 7. Material to be Filed as Exhibits.

7.23 Letter to the Company’s Board of Directors, dated April 26, 2012, from the Reporting Person, on behalf of the Fund.

7.24 Press Release, dated April 26, 2012, from the Reporting Person, on behalf of the Fund.

7.25 Letter to the Toronto Stock Exchange, dated April 24, 2012, from the Reporting Person, on behalf of the Fund.

7.26 Letter to the Company, dated April 26, 2012, from the Reporting Person, on behalf of the Fund.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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